Correspondence

VirtualArmour International Inc.
8085 S. Chester Street, Suite 108
Centennial, CO 80112

October 10, 2017

Via Edgar

Ms. Katherine Wray
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	VirtualArmour International Inc. Draft Offering Statement on Form 1-A and Amendment No. 1 Submitted August 30, 2017 CIK No. 0001714024

Dear Ms. Wray:

This letter is in response to the Commission’s comments with respect to the draft Offering Statement on Form 1-A and Amendment No. 1 for VirtualArmour International Inc. (the “Company”) confidentially filed on August 30, 2017.  The Company’s response to the Commission’s comments are set forth below.

1.
Comment:  We note that you have entered into an escrow agreement in connection with this offering. Accordingly, please revise your cover page to discuss your arrangements to place the funds received in escrow. Further, you state here and in several other places that the offering will terminate at the earliest of three dates, with one being “twelve months from the date this Offering Statement is re-qualified by the Commission.” Please clarify the reference to re-qualification. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

Response:  The Company has revised the cover page to include a discussion of the escrow agreement.  The reference to “re-qualified” was a typo and has been changed to “qualified”.

2.
Comment:  Please also provide us with your analysis as to how your offering complies with Rule 10b-9 under the Securities Exchange Act of 1934. In this regard, we note that Section 1.11 of the escrow agreement does not appear to provide for the prompt return of funds to investors if the minimum amount is not met and the offering is terminated prior to August 15, 2018.

Response:  The Company has revised the language in the offering to make it clear that the Company and Escrow Agent will promptly refund the subscribers should the Minimum Offering not be met.  The Company and the Escrow Agent have revised the Escrow Agreement to provide for the prompt return of funds upon termination of the Offering if the Minimum Offering has not been met.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. at 303-796-2626 or vbantz@bfwlaw.com.

Respectfully submitted VirtualArmour International Inc.

/s/ Todd Kannegieter
By:	Todd Kannegieter
Chief Executive Officer

cc: Victoria B. Bantz, Esq.